UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              QLINKS AMERICA, INC.
                                (Name of Issuer)
                                  Common Stock,
                         (Title of Class of Securities)

                                   74713V 10 2
                                 (CUSIP Number)


                               112 N. Rubey Drive
                                    Suite 180
                                Golden, CO 80403

                                 (303) 328-3290

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                                             and Communications)

                                June 16, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

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CUSIP #74713V 10 2                    13D                    Page 2 of 13 Pages
- ------------------------------------------------------------------------------


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CUSIP #74713V 10 2                     13D                    Page 3 of 13 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

    William R. Jones
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               4,625,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

    4,625,000
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power


- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person


- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

      27.34%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    I
- ------------------------------------------------------------------------------

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  Page 8 of 13

Item 1.  Security and Issuer.


     This  Schedule  13D relates to the common  stock no par value per share
("common  stock"),  of  Qlinks  America,   Inc.,  a  Colorado  corporation  (the
"Issuer").  The principal  executive  offices of the Issuer are located at 112
N. Rubey Drive, Suite 180, Golden, CO 80403.


Item 2.  Identity and Background.

 William R. Jones US Citizen
 Chairman
 112 N. Rubey Drive
 Suite 180
 Golden, CO 80403

No person listed above has been convicted of any crime, nor has any person been subject to any civil, administrative, injunctive or other Order in the past 5 years, which enjoined, prohibited or mandated any behavior.

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  Page 9 of 13


Item 3. Source and Amount of Funds or Other Consideration.

           AF



Item 4.  Purpose of Transaction.

(a) Subject to the terms and conditions of an Agreement and Plan of Merger By and Between Global Envirotech, Inc. (GLOBAL) and Qlinks America, Inc. (QLINKS), which was closed on June 16, 2006, ninety and six-tenths percent (90.6%) of the issued and outstanding shares of GLOBAL Common Stock was acquired by QLINKS in accordance with the provisions of the Laws of the State of Colorado. QLINKS acquired 90.6% of the outstanding shares of GLOBAL Common Stock for Thirty Thousand Dollars ($30,000.00) Fifteen Thousand Dollars of the consideration had previously been advanced (at the time of signing a Letter of Intent) and the remaining Fifteen Thousand Dollars has been paid by QLINKS. As a result of the Transaction, QLINKS owned 90.6% of shares of GLOBAL and was the majority shareholder of GLOBAL. GLOBAL has now been merged into QLINKS by a statutory merger and the shareholders of GLOBAL now own a minority of shares of QLINKS (approximately 12.78%) and QLINKS shall continue to conduct its business and operations and shall be the surviving company.

(b) Qlinks America, Inc. plans to deliver a proven, cost-effective "targeted advertising" solution, the QBux (TM) Solution Set, within existing Communities of Interest (COI) to increase revenues and profits for consumer packaged goods (CPG) retailers, distributors, and manufacturers.

         The Company's QBux (TM) Solution Set will offer fully integrated kiosks and Point of Sale (POS) touch points that are expected to allow clients to "target" consumers with goods and services that they are most likely to purchase. At the same time, Qlinks' comprehensive back-office solution is planned to uniquely protect consumer identity and privacy. This solution set has been developed to be replicable within several COI (nationally and internationally).



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  Page 10 of 13

               In order to pursue these activities, it is anticipated that the Issuer will seek to raise additional capital to fund the purchase of one or more businesses.

     (b) An extraordinary corporate transaction of a merger, between Global Envirotech, Inc., Issuers wholly owned subsidiary, and Qlinks America, Inc. as described above, has been agreed upon.

     (c) No sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries has occurred, or is intended to occur.

     (d) A change in the present board of directors or management of the Issuer, new directors and officers have been appointed as follows:

                William R. Jones            Chairman and Director
                James O. Mulford            President/CEO and Director


     (e) No material change in the present dividend policy of the Issuer has been made. The capitalization of the Issuer has been changed as a result of the merger with Qlinks America, Inc.

     (f) A material change in the Issuer's business or corporate structure; On May 25, 2006, the Company entered into a Plan and Agreement of Merger with Qlinks America, Inc. (QLINKS) and its interest holders,whereby in June of 2006 the constituent entities have completed a merger between Qlinks America, Inc. and Global Envirotech, Inc.

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Page 11 of 13




     (g) No change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person has occurred, except the Company merged and the resulting suriving company Qlinks America, Inc. Articles of Incorporation as amended and its Bylaws now govern.

     (h) Not Applicable

     (i) Not Applicable

     (j) Not Applicable


Item 5.  Interest in Securities of the Issuer.

Name                                        Shares Owned               Percent
----                                        ------------               -------
William R. Jones                            4,625,000                  27.34%
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  Page 12 of 13


      (a) No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Company entered into a Plan and Agreement of Merger as subsequently amended which contains the entire Agreement by and between the parties and the Company which is attached hereto as Exhibit 10.1. as amended and shown in
Exhibit 10.2

Item 7. Material to be filed as Exhibits.


     10.1  Plan and Agreement of Reorganization
     10.2 Amendment to Plan & Agreement of Merger.




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  Page 13 of 13

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August __, 2006




                                     By:      William R. Jones

                                     Its: